

DANISCO

Commission File No. 82-3158

March 9, 2005

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated January 17, 2005.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

dle 3/17

Commission File No.82-3158
Danisco A/S Submission
March 9, 2005

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1.	1/19/2005	Danisco's Sugar production meets expectations	X			X
2.	1/20/2005	Danisco launches groundbreaking plasticiser	X			X
3.	3/7/2005	Restructuring planned for Danisco Seillans in France	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	1/27/2005	Danisco to acquire Genencor		X	Notice No.02/2005	X
2.	1/27/2005	Share buyback in Danisco A/S		X	Notice No.03/2005	X
3.	2/8/2005	Share buyback in Danisco A/S		X	Notice No.04/2005	X
4.	2/17/2005	Share buyback in Danisco A/S		X	Notice No.05/2005	X
5.	2/28/2005	Share buyback in Danisco A/S		X	Notice No.06/2005	X
6.	3/9/2005	Share buyback in Danisco A/S		X	Notice No.07/2005	X
C.		**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS** (Information from Danisco A/S web site as of March 9, 2005)				
1.	As of 3/9	Events (trade events Danisco participates in)				X
2.	As of 3/9	Quarterly statement of shareholdings		X	X	X
3.	As of 3/9	IR Policy				X
4.	As of 3/9	Acquirement of Genencor				X
5.	1/27/2005	Danisco to acquire Genencor		X	X	X
6.	1/27/2005	Share buyback in Danisco A/S		X	X	X

7.	2/8/2005	Share buyback in Danisco A/S		X	X	X
8.	2/17/2005	Share buyback in Danisco A/S		X	X	X
9.	2/28/2005	Share buyback in Danisco A/S		X	X	X
10.	3/9/2005	Share buyback in Danisco A/S		X	X	X
11.	As of 3/9	Danisco presentation March/April 2004				X
12.	3/9/2005	Danisco Share Price at closing March 9, 2005				X

19.1.2005

Danisco´s sugar production meets expectations

The output at Danisco´s sugar factories in Denmark, Sweden, Finland, Germany and Lithuania totalled around 1,242,000 tonnes of sugar in the campaign just ended.

The production output is somewhat above Danisco´s EU quota of some 1,142,000 tonnes of sugar, thereby meeting the expectations announced in September 2004. The difference against the 2003 production of 1,294,000 tonnes of sugar is due in part to a reduction of the sugar beet acreage by a little over 3%.

Executive Vice President, COO, Mogens Granborg, Danisco A/S, comments on the campaign result: 'With the rainy and not very sunny weather conditions in the summer, the beets did not get off to the best start, but the close-to-perfect weather in the autumn meant good growing conditions and high yields, in some places equalling last year´s record levels. Along with a good and effective campaign at the factories, this contributed to the satisfactory production output.'

'At the same time it´s gratifying to see some of our beet growers delivering best-in-class yield performances in Europe. It testifies to efficient resource utilisation, which we are committed to promoting through our cooperation with the growers and our consultancy service, and which is necessary for a competitive growing performance once a new sugar market regulation is introduced in the EU.'

Danisco´s sugar output 2004 by country:

Country	Production (tonnes sugar)	Sugar yield (tonnes sugar/ha)	Sugar quotas 2004/05 (tonnes sugar)
Denmark	472,000 (492,000)	10.2 (10.3)	421,000
Sweden	372,000 (416,000)	8.4 (9.0)	368,000
Finland	148,000 (136,000)	5.5 (5.4)	146,000
Germany	147,000 (148,000)	9.5 (9.0)	125,000
Lithuania	104,000 (102,000)	6.6 (6.3)	82,000

(Figures for the 2003 campaign are shown in brackets.)

For further information, please contact:
Vice President, Agriculture, Thomas B. Olsen, Danisco Sugar, tel.: +45 3266 2500.
Communications Manager, Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

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20.1.2005

Danisco launches groundbreaking plasticiser

Danisco has received authorisation to use and sell its new, vegetable oil-based plasticiser GRINDSTED® SOFT-N-SAFE in the EU. The authorisation is a breakthrough within plasticisers where consumers have long called for an alternative to, for instance, phthalates. The product has been included in the EU´s positive list for the so called super directive and is a safe solution for use with no quantitative restrictions in food contact materials.

´One of the most positive benefits of GRINDSTED® SOFT-N-SAFE is that it shows no signs of hormone-disrupting effects. Therefore, we can now offer an alternative to the plasticisers that have caused the most concern - and our product is suited for all areas of application currently in demand. We see a huge potential in our plasticiser,´ says Torben Svejgård, COO, Danisco.

GRINDSTED® SOFT-N-SAFE builds on known food technology. Its main ingredient is a vegetable oil already used in foods such as margarine and chocolate. The plasticiser has been approved for food contact materials and will expectedly be used in toys and medical equipment at a later stage. US approval is expected at the beginning of 2005 with several other markets - e.g. Japan - envisaged to follow suit.

Potential new customers in the plastics industry have tested the product and confirm that GRINDSTED® SOFT-N-SAFE can be used without changes to their existing production equipment. Danisco expects sales of GRINDSTED® SOFT-N-SAFE to run into hundreds of millions after market penetration.

For further information, please contact:
Torben Svejgård, COO, Danisco, tel.: +45 32 66 20 04
Media Relations, tel.: +45 32 66 29 13

Fact sheet to GRINDSTED® SOFT-N-SAFE (PDF file)

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7.3.2005

Restructuring planned for Danisco Seillans in France

Given the general recession of the fragrance market over the past four years and the plant´s present-day inconvenient location in respect of logistics, Danisco is planning to reduce staff in Seillans. The planned optimisation at Seillans and Comps would result in 26 job reductions (full-time equivalents) and relocation of eight employees.

´The fragrance market is characterised by stiff competition. This makes huge demands on the manufacturers, and to be a key, competitive market player Danisco will have to adapt its organisation and costs to the situation. Danisco Flavours´ planned restructuring of the flavour and fragrance activities in France aims at restoring competitiveness in the fine fragrance field,´ says Managing Director Germain L. Despres, Danisco Seillans SAS.

The planned job reductions and streamlining will enable the Seillans plant to maintain its market share and regain some of the ground lost to rivals.

´In keeping with our social policy, Danisco will ensure fair treatment of the affected employees, for instance by offering internal relocation and training. The terms and conditions will be determined in consultation with staff representatives,´ adds Germain L. Despres.

The restructuring of Danisco Seillans SAS forms part of the adjustment of Danisco Flavours to market conditions.

´In order to be a strong player and improve our position in the highly competitive fragrance market, Danisco Flavours aims at fewer, larger production and innovation facilities. This has previously resulted in restructuring measures in Spain, the UK, the Netherlands and latest in Sweden´, explains Flemming Lyngholm, Danisco Flavours.

Danisco Seillans SAS Danisco Seillans was formerly known as Calchauvet and is the result of a merger between C.A.L. and Chauvet in January 1999. C.A.L. was originally founded in Grasse in 1874 and Chauvet in the Var region in 1884. Danisco took over Calchauvet via the acquisition of Finnish Cultor in May 1999. The company has 114 employees and buys its raw materials from suppliers worldwide. The company manufactures natural ingredients for fine fragrances and the production process includes extraction and distillation.

Danisco Flavours Danisco Flavours is one of Danisco´s nine divisions; it employs around 1,000 people and is headquartered in Louvain-la-Neuve, Belgium. The division primarily makes flavours for the food industry for use in, for instance, soft drinks, coffee, juice, ice cream and dairy products.

For further information, please contact:

Managing Director Germain L. Despres, Danisco Seillans SAS, tel. +33 94 39 00 00

Representative of Danisco Flavours, Flemming Lyngholm, tel. +46 11 19 67 00

Media Relations Manager Carl Johan Corneliussen, Danisco A/S, tel. +45 3266 2926, mobile +45 2615 2127

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27.1.2005

Danisco to acquire Genencor

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Notice no. 02/2005

Danisco, one of the world´s largest producers of food ingredients, and Genencor International, Inc. (Nasdaq: GCOR) (´Genencor´), a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets, today jointly announced that they have signed a definitive agreement for Danisco to acquire all of the outstanding shares of common stock of Genencor, other than those held by Danisco, Eastman Chemical Company (´Eastman´) or their respective subsidiaries, for USD 19.25 per share in cash.

In connection with the definitive agreement with Genencor, Danisco has entered into a definitive stock purchase agreement with Eastman under which Danisco will acquire all of the outstanding shares of common stock of Genencor held by Eastman for USD 15 per share in cash and all of the outstanding shares of preferred stock of Genencor held by Eastman for USD 44 million in cash, subject to adjustment in certain instances. Danisco and Eastman currently each own approximately 42% of Genencor´s outstanding shares of common stock and 50% of Genencor´s outstanding shares of preferred stock.

Transaction facts

- Danisco will acquire the shares in Genencor held by Eastman. Total acquisition price amounts to DKK 2,413 million (USD 419 million) including preferred shares.
- Danisco will commence a tender offer of USD 19.25 per share to the other shareholders in Genencor. A special committee of independent directors of Genencor has reviewed the tender offer transaction on behalf of the Genencor stockholders unaffiliated with Danisco and Eastman. Upon the recommendation of the special committee, the board of directors of Genencor has approved the acquisition agreement and the transaction.
- Completion is expected no later than May 31 2005 following completion of the tender offer.
- Following completion, Genencor will be a wholly owned subsidiary of Danisco.
- The final transaction is conditional upon acquiring a majority of the shares held by public shareholders.
- Danisco has obtained financing for the acquisition through its existing bank relations.

Strategic rationale

- Genencor´s intensive focus on research and development and world-class capabilities in enzyme discovery, optimisation and production will fill Danisco´s gaps in the enzyme value chain. Combined with Danisco´s capabilities in enzyme application and development for food and feed along with our strong global platform for selling and servicing these two industries, this will give a significant competitive edge for the Danisco divisions dealing with food and feed enzymes.

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- An acquisition will position Danisco as a major player in a new profitable business area, industrial enzymes. Furthermore, it will add new exciting technology developments within bio-ingredients in new industries such as personal care.
- Through this new business area, Danisco will be able to service the same customers in more ways, in particular large multinationals with household personal care and food product portfolios.

Further information will follow when the deal has been finalised.

Comments from management
Danisco CEO Alf Duch-Pedersen said: ´Our acquisition of Genencor will enhance Danisco´s strong capabilities in enzymes for food and feed. Being an advanced and recognised biotech business, Genencor will expand our knowledge base significantly and broaden our access to a new important business area, industrial enzymes.´

´Our two companies know each other well and the synergy is obvious,´ said Jean-Jacques Bienaimé, Chairman and CEO of Genencor. ´Now, we will have the depth and the reach to achieve the vision we´ve had for our business.´

The history of Genencor and Danisco
Danisco´s interest in enzymes, including industrial enzymes, dates back more than 35 years. When Danisco acquired Cultor in 1999, this interest in industrial enzymes was renewed, but neither Danisco nor Eastman was able to agree on a valuation whereby one could buy out the other. At that time, Danisco had entered into a strategic process and decided to focus on its world-class positions within food ingredients and sugar and as a consequence divest its activities outside of these business areas. Danisco believes that food ingredients will be a substantial growth driver, with the goal of doubling the business through organic growth and acquisitions.

About Genencor
Genencor International is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor´s products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company with over USD 380 million in 2003 annual revenues. Genencor has principal offices in Palo Alto, California; Rochester, New York and Leiden, the Netherlands.

About The Tender Offer
Danisco expects to commence the tender offer as soon as practicable. Once the tender offer is commenced, offering materials will be mailed to Genencor shareholders and Danisco will file all necessary information with the United States Securities and Exchange Commission. Genencor shareholders and other interested parties are urged to read Danisco´s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Genencor shareholders will be able to receive such documents free of charge at the SEC´s website, www.sec.gov or from Danisco by using the ´Investor Relations´ contact information below.

Danisco will be holding a conference call today for investors and analysts at 3.30 pm CET. The dial in number is +353 1 439 0433 and 70 25 23 00 for Danish participants. You can follow the webcast via www.danisco.com. There will a press conference today at 5 pm at Danisco headquarters at Langebrogade, Copenhagen.

For further information, please visit:

www.genencor.com
www.eastman.com

Yours faithfully

Alf Duch-Pedersen
CEO

To download the unabridged notice as a PDF file please click for English or Danish version.

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com

2




27.1.2005

Share buyback in Danisco A/S

Notice no. 03/2005

The Board of Directors of Danisco A/S has decided to initiate a share buyback programme according to which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 following the announcement of the programme to the end of the financial year at 30 April 2005, cf. the Announcement of Results for H1 2004/05 of 16 December 2004.

The share buyback programme may be implemented now and is structured in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method', which protects listed companies against violation of insider legislation in connection with share buybacks.

Conditions of the share buyback

Danisco appoints Danske Markets (Division of Danske Bank A/S) as lead manager for the share buyback programme. Danske Markets will buy back shares on behalf of Danisco A/S and make trading decisions in respect of Danisco's shares irrespective of and without influence from Danisco as to the timing of the purchases as well as carry through the buyback within the framework set out for the programme.

Danisco's buyback of own shares will be effected under the authorisation granted to the Board of Directors at the company's Annual General Meeting held on 26 August 2004 to allow the company within the period up to the next Annual General Meeting to purchase own shares within 10% of the share capital at the market price prevailing at the date of purchase with a deviation of up to 10%.

The purpose of the buyback is to reduce Danisco's share capital, and in consequence the Board of Directors will submit a proposal to the Annual General Meeting to be held on 25 August 2005 to reduce Danisco A/S' share capital by a nominal amount, which as a minimum corresponds to the nominal value of the share capital bought back.

Danisco is entitled to terminate the share buyback programme during the period of the programme as a consequence of material adverse changes to the company's financial position or material changes in the market. In the event such decision is taken, Danisco shall give notice hereof, and Danske Markets shall in consequence of the termination of the share buyback programme no longer be entitled to buy shares on behalf of Danisco in compliance with the programme.

The maximum total consideration for Danisco shares bought back in the period of the share buyback programme is DKK 300,000,000.

The maximum number of shares Danisco can buy back is 4,968,855 shares corresponding to 10% of the shares issued in Danisco A/S.

Danisco may not in one single day buy back more than what corresponds to 25% of the average daily trading volume of Danisco shares at the Copenhagen Stock Exchange recorded in the month prior to the month in which the share buyback programme is announced.

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For Danisco, this will be calculated on the basis of the average daily trading volume in December 2004, which means that the maximum daily volume of the share buyback programme will be 57,008 shares.

In share transactions undertaken under the share buyback programme Danisco may not buy shares at a higher price than the higher of:

> The share price of the last independent transaction and the highest independent bid (highest buyer´s bid) at the Copenhagen Stock Exchange.

Reporting requirements under the regulation referred to above, other legislation and the rules of the Copenhagen Stock Exchange will be complied with.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com







8.2.2005

Share buyback in Danisco A/S

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission´s regulation no. 2273/2003 of 22 December 2003, the so-called ´safe harbour method´. A maximum of 57,008 shares may be bought daily and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

The following transactions have been made under the programme:

Date	Number of shares	Average purchase price in DKK	Transaction value in DKK
28 January 2005	10,000	337.00	3,370,000
31 January 2005	15,000	337.00	5,055,000
2 February 2005	15,000	344.62	5,169,300
3 February 2005	15,000	351.50	5,272,500
4 February 2005	9,000	351.06	3,159,540
7 February 2005	15,000	366.99	5,504,850
Accumulated volume under the programme	79,000	348.50	27,531,190

With the buyback of shares as stated above, Danisco owns a total of 79,000 own shares of a nominal value of DKK 20 each, corresponding to 0.16% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 272,468,810 remains to be used under the programme.

Our most recent notice about own shares was that of 16 December 2004, at which date Danisco owned 0 own shares.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries
and reported net sales of DKK 16.4 billion in 2003/04. Danisco´s broad product portfolio includes emulsifiers, stabilisers, cultures, flavours
and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for

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instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient
sugar producers in Europe.







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17.2.2005
Share buyback in Danisco A/S

Notice no. 05/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission´s regulation no. 2273/2003 of 22 December 2003, the so-called ´safe harbour method´. A maximum of 57,008 shares may be bought daily and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 04/2005 of 8 February 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	79,000	348.50	27,531,190
8 February 2005	11,000	369.02	4,059,220
9 February 2005	15,000	370.64	5,559,600
10 February 2005	15,000	368.68	5,530,200
11 February 2005	15,000	367.19	5,507,850
14 February 2005	13,300	366.96	4,880,568
15 February 2005	11,500	367.50	4,226,250
16 February 2005	15,000	369.22	5,538,300
Accumulated volume under the programme	174,800	359.46	62,833,178

With the buyback of shares as stated above, Danisco owns a total of 174,800 own shares of a nominal value of DKK 20 each, corresponding to 0.35% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 237,166,822 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912

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28.2.2005
Share buyback in Danisco A/S

Notice no. 06/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission´s regulation no. 2273/2003 of 22 December 2003, the so-called ´safe harbour method´. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 05/2005 of 17 February 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	174,800	359.46	62,833,178
17 February 2005	15,000	376.43	5,646,450
18 February 2005	15,000	383.15	5,747,250
21 February 2005	15,000	381.42	5,721,300
22 February 2005	15,000	376.70	5,650,500
23 February 2005	13,000	375.81	4,885,530
24 February 2005	12,500	374.87	4,685,875
25 February 2005	12,000	374.95	4,499,400
Accumulated volume under the programme	272,300	366.03	99,669,483

With the buyback of shares as stated above, Danisco owns a total of 272,300 own shares of a nominal value of DKK 20 each, corresponding to 0.55% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 200,330,517 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912

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9.3.2005
Share buyback in Danisco A/S

Notice no. 07/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 06/2005 of 28 February 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	272,300	366.03	99,669,483
28 February 2005	11,000	380.88	4,189,680
1 March 2005	13,000	382.11	4,967,430
2 March 2005	15,000	381.81	5,727,150
3 March 2005	12,000	383.06	4,596,720
4 March 2005	12,500	380.65	4,758,125
7 March 2005	11,000	386.54	4,251,940
8 March 2005	12,000	381.03	4,572,360
Accumulated volume under the programme	358,800	369.94	132,732,888

With the buyback of shares as stated above, Danisco owns a total of 358,800 own shares of a nominal value of DKK 20 each, corresponding to 0.72% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 167,267,112 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

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Danisco is one of the world'
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complete product portfolio, i
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Events

Danisco participates in different fairs, exhibitions, shows etc. At this site you can see where and when.

2005	**Country**	**City**	**Event**
15-18 April	USA	Seattle, WA	Specialty Coffee Associaton of America (SCAA)
September	South Africa	Pretoria	Saafost FIE
29 November-1 December	France	Paris	FI-Europe
2004	**Country**	**City**	**Event**
3-5 March	China	Shanghai	Food Ingredients China 2004 (FIC2004)
31 March-1 April	Denmark	Lyngby	DSE messe (job and career fair) www.studerende.dk
5 April	Denmark	Lyngby	BEST messe on DTU (job and career fair) www.best.dtu.dk
22-23 April	United Kingdom	Birmingham	Biscuit Cake, Chocolate & Confectionary Association Technology Conference 2004 (BCCCA)
24-26 April	USA	Atlanta, Georgia	Specialty Coffee Associaton of America (SCAA)
28 April	Germany		Drouven & Fabry, three-week Chocolate course in Spanish (Emulsifiers for Chocolate)
3-5 May	Germany	Solingen	ZDS Sweet Tec: Gums & Jellies
9-12 May	USA	Cincinnati	American Oil Chemist' Society Annual Meeting & Expo
15-20 May	Germany	Frankfurt	IFFA 2004
17-19 May	France	Strassbourg	ZDS Manufaturing Chewing Gum and Gum Base
1-5 June	France	Cannes	World Perfumery Congress 2004
July	Brazil	Juiz de Fora	Expomaq (Dairy Products and Equipments Fair)
25-28 July	Australia	Brisbane	37th Annual AIFST Convention
15-18 August	USA	Las Vegas, NV	International Baking Industry Expo (IBIE)
24-27 August	South Africa	Cape Town	Dietetic Congress
September	South Africa	Pretoria	Saafost FIE
31 August - 2	Brazil	São Paulo	Food Ingredients South America

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Danisco's Investor relations participate in many exhibitio year. Need further informati free to contact the IR-depar
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Many historical events has Danisco as it is to day.
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Read the latest press releas whats happening in Danisc
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September			2004
October	Colombia	Cartagena	ALIM (Latin American Bakery Show)
1-2 October	Denmark	Copenhagen	SICEF messe (job and career fair) www.sicef.dk
20-22 Octobre	France	Grasse	Centifolia Congress 2004
November	Brazil	São Paulo	ABITRIGO (Brazilian Bakery Show)
16-18 November	Holland	Amsterdam	HI-Europe 2004

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2.

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Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

17 January 2005

Quarterly statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco hereby submits a statement of shareholdings in Danisco A/S by members of the Board of Directors, members of the Executive Board and employees defined as insiders.

Securities code: DK0010207497	Portfolio	Market value in DKK
Board of Directors	14,277	4,854,180
Executive Board	11,199	3,807,660
Other insiders	25,025	8,508,500
All insiders and their connected persons	50,501	17,170,340

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 191 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

The next quarterly statement of shareholdings will be submitted to the Copenhagen Stock Exchange on 18 April 2005, upon expiry of the four-week trading period following Danisco's announcement of results on 17 March 2005.

Yours faithfully,

Christel Crone Nielsen

For further information, please contact:
Christel Crone Nielsen, Communications, tel. +45 3266 2928, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2920, e-mail: sfmvb@danisco.com

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DANISCO
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IR Policy

Danisco aims to reduce the company-specific risk by providing a consistently high level of information and by carrying on an active and open dialogue with investors and analysts.

We strive to provide comprehensive information to the stock market about our financial and operational circumstances and our strategies.

Through communication, we aim to ensure that the valuation of Danisco shares always reflects the company's situation and expectations.

Danisco's Investor Relations department is responsible for maintaining contact with investors and analysts through regular meetings both in Denmark and abroad.

For further information please contact Danisco's Investor Relations department.

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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

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Read about Danisco's latest General Meeting.
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Acquirement of Genencor


Genencor International

At this site you find information about Danisco's acquirement of Genencor. If you need further information please contact Danisco's Investor Relations department.

- **U.S. Securities and Exchange Commission (SEC) Filings**
  the EDGAR system
  NASDAQ real time filings

- **Offer to Purchase**

  Offer to purchase (PDF 2.6 MB)

  This Offer to Purchase is part of a Tender Offer Statement on Schedule TO filed by Danisco with the U.S. Securities and Exchange Commission. Also in connection with the tender offer, Genencor has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and a Transaction Statement on Schedule 13E-3.

  These documents contain important information about the transaction and stockholders of Genencor are urged read them carefully. Stockholders of Genencor may obtain a free copy of these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov.

  In addition, stockholders may obtain a free copy of these documents from Danisco by contacting Danisco at:

  Danisco
  Attention: Investor Relations
  Langebrogade 1
  P.O. Box 17
  DK-1001 Copenhagen K
  Denmark

  or from Genencor by contacting:

  Genencor
  925 Page Mill Road
  Palo Alto
  CA 94304
  USA
  Attention: Investor Relations

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Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
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27.1.2005

Danisco to acquire Genencor

Not for release, publication or distribution in or into
the United States, Canada, Australia or Japan

Notice no. 02/2005

Danisco, one of the world's largest producers of food ingredients, and Genencor International, Inc. (Nasdaq: GCOR) ('Genencor'), a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets, today jointly announced that they have signed a definitive agreement for Danisco to acquire all of the outstanding shares of common stock of Genencor, other than those held by Danisco, Eastman Chemical Company ('Eastman') or their respective subsidiaries, for USD 19.25 per share in cash.

In connection with the definitive agreement with Genencor, Danisco has entered into a definitive stock purchase agreement with Eastman under which Danisco will acquire all of the outstanding shares of common stock of Genencor held by Eastman for USD 15 per share in cash and all of the outstanding shares of preferred stock of Genencor held by Eastman for USD 44 million in cash, subject to adjustment in certain instances. Danisco and Eastman currently each own approximately 42% of Genencor's outstanding shares of common stock and 50% of Genencor's outstanding shares of preferred stock.

Transaction facts

- Danisco will acquire the shares in Genencor held by Eastman. Total acquisition price amounts to DKK 2,413 million (USD 419 million) including preferred shares.
- Danisco will commence a tender offer of USD 19.25 per share to the other shareholders in Genencor. A special committee of independent directors of Genencor has reviewed the tender offer transaction on behalf of the Genencor stockholders unaffiliated with Danisco and Eastman. Upon the recommendation of the special committee, the board of directors of Genencor has approved the acquisition agreement and the transaction.
- Completion is expected no later than May 31 2005 following completion of the tender offer.
- Following completion, Genencor will be a wholly owned subsidiary of Danisco.
- The final transaction is conditional upon acquiring a majority of the shares held by public shareholders.
- Danisco has obtained financing for the acquisition through its existing bank relations.

Strategic rationale

- Genencor's intensive focus on research and development and world-class capabilities in enzyme discovery, optimisation and production will fill Danisco's gaps in the enzyme value chain. Combined with Danisco's capabilities in enzyme application and development for food and feed along with our strong global platform for selling and servicing these two industries, this will give a significant competitive edge for the Danisco divisions dealing with food and feed enzymes.

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- An acquisition will position Danisco as a major player in a new profitable business area, industrial enzymes. Furthermore, it will add new exciting technology developments within bio-ingredients in new industries such as personal care.
- Through this new business area, Danisco will be able to service the same customers in more ways, in particular large multinationals with household personal care and food product portfolios.

Further information will follow when the deal has been finalised.

Comments from management
Danisco CEO Alf Duch-Pedersen said: ´Our acquisition of Genencor will enhance Danisco´s strong capabilities in enzymes for food and feed. Being an advanced and recognised biotech business, Genencor will expand our knowledge base significantly and broaden our access to a new important business area, industrial enzymes.´

´Our two companies know each other well and the synergy is obvious,´ said Jean-Jacques Bienaimé, Chairman and CEO of Genencor. ´Now, we will have the depth and the reach to achieve the vision we´ve had for our business.´

The history of Genencor and Danisco
Danisco´s interest in enzymes, including industrial enzymes, dates back more than 35 years. When Danisco acquired Cultor in 1999, this interest in industrial enzymes was renewed, but neither Danisco nor Eastman was able to agree on a valuation whereby one could buy out the other. At that time, Danisco had entered into a strategic process and decided to focus on its world-class positions within food ingredients and sugar and as a consequence divest its activities outside of these business areas. Danisco believes that food ingredients will be a substantial growth driver, with the goal of doubling the business through organic growth and acquisitions.

About Genencor
Genencor International is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor´s products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company with over USD 380 million in 2003 annual revenues. Genencor has principal offices in Palo Alto, California; Rochester, New York and Leiden, the Netherlands.

About The Tender Offer
Danisco expects to commence the tender offer as soon as practicable. Once the tender offer is commenced, offering materials will be mailed to Genencor shareholders and Danisco will file all necessary information with the United States Securities and Exchange Commission. Genencor shareholders and other interested parties are urged to read Danisco´s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Genencor shareholders will be able to receive such documents free of charge at the SEC´s website, www.sec.gov or from Danisco by using the ´Investor Relations´ contact information below.

Danisco will be holding a conference call today for investors and analysts at 3.30 pm CET. The dial in number is +353 1 439 0433 and 70 25 23 00 for Danish participants. You can follow the webcast via www.danisco.com. There will a press conference today at 5 pm at Danisco headquarters at Langebrogade, Copenhagen.

For further information, please visit:

www.genencor.com
www.eastman.com

Yours faithfully

Alf Duch-Pedersen
CEO

To download the unabridged notice as a PDF file please click for English or Danish version.

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com




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27.1.2005
Share buyback in Danisco A/S

Notice no. 03/2005

The Board of Directors of Danisco A/S has decided to initiate a share buyback programme according to which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 following the announcement of the programme to the end of the financial year at 30 April 2005, cf. the Announcement of Results for H1 2004/05 of 16 December 2004.

The share buyback programme may be implemented now and is structured in accordance with the provisions of the European Commission´s regulation no. 2273/2003 of 22 December 2003, the so-called ´safe harbour method´, which protects listed companies against violation of insider legislation in connection with share buybacks.

Conditions of the share buyback
Danisco appoints Danske Markets (Division of Danske Bank A/S) as lead manager for the share buyback programme. Danske Markets will buy back shares on behalf of Danisco A/S and make trading decisions in respect of Danisco´s shares irrespective of and without influence from Danisco as to the timing of the purchases as well as carry through the buyback within the framework set out for the programme.

Danisco´s buyback of own shares will be effected under the authorisation granted to the Board of Directors at the company´s Annual General Meeting held on 26 August 2004 to allow the company within the period up to the next Annual General Meeting to purchase own shares within 10% of the share capital at the market price prevailing at the date of purchase with a deviation of up to 10%.

The purpose of the buyback is to reduce Danisco´s share capital, and in consequence the Board of Directors will submit a proposal to the Annual General Meeting to be held on 25 August 2005 to reduce Danisco A/S´ share capital by a nominal amount, which as a minimum corresponds to the nominal value of the share capital bought back.

Danisco is entitled to terminate the share buyback programme during the period of the programme as a consequence of material adverse changes to the company´s financial position or material changes in the market. In the event such decision is taken, Danisco shall give notice hereof, and Danske Markets shall in consequence of the termination of the share buyback programme no longer be entitled to buy shares on behalf of Danisco in compliance with the programme.

The maximum total consideration for Danisco shares bought back in the period of the share buyback programme is DKK 300,000,000.

The maximum number of shares Danisco can buy back is 4,968,855 shares corresponding to 10% of the shares issued in Danisco A/S.

Danisco may not in one single day buy back more than what corresponds to 25% of the average daily trading volume of Danisco shares at the Copenhagen Stock Exchange recorded in the month prior to the month in which the share buyback programme is announced.

DANISCO
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For Danisco, this will be calculated on the basis of the average daily trading volume in December 2004, which means that the maximum daily volume of the share buyback programme will be 57,008 shares.

In share transactions undertaken under the share buyback programme Danisco may not buy shares at a higher price than the higher of:

> The share price of the last independent transaction and the highest independent bid (highest buyer's bid) at the Copenhagen Stock Exchange.

Reporting requirements under the regulation referred to above, other legislation and the rules of the Copenhagen Stock Exchange will be complied with.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Media Relations
tel.: +45 3266 2913
info@danisco.com



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8.2.2005

Share buyback in Danisco A/S

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

The following transactions have been made under the programme:

Date	Number of shares	Average purchase price in DKK	Transaction value in DKK
28 January 2005	10,000	337.00	3,370,000
31 January 2005	15,000	337.00	5,055,000
2 February 2005	15,000	344.62	5,169,300
3 February 2005	15,000	351.50	5,272,500
4 February 2005	9,000	351.06	3,159,540
7 February 2005	15,000	366.99	5,504,850
Accumulated volume under the programme	79,000	348.50	27,531,190

With the buyback of shares as stated above, Danisco owns a total of 79,000 own shares of a nominal value of DKK 20 each, corresponding to 0.16% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 272,468,810 remains to be used under the programme.

Our most recent notice about own shares was that of 16 December 2004, at which date Danisco owned 0 own shares.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs approx. 9,000 people in some 40 countries
and reported net sales of DKK 16.4 billion in 2003/04. Danisco's broad product portfolio includes emulsifiers, stabilisers, cultures, flavours
and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for

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Danisco is one of the world'
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instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.



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DANISCO

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17.2.2005

Share buyback in Danisco A/S

Notice no. 05/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 04/2005 of 8 February 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	79,000	348.50	27,531,190
8 February 2005	11,000	369.02	4,059,220
9 February 2005	15,000	370.64	5,559,600
10 February 2005	15,000	368.68	5,530,200
11 February 2005	15,000	367.19	5,507,850
14 February 2005	13,300	366.96	4,880,568
15 February 2005	11,500	367.50	4,226,250
16 February 2005	15,000	369.22	5,538,300
Accumulated volume under the programme	174,800	359.46	62,833,178

With the buyback of shares as stated above, Danisco owns a total of 174,800 own shares of a nominal value of DKK 20 each, corresponding to 0.35% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 237,166,822 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912

Related links

Read the press release
Need further information on
Please read the related pres
view press releases

Road shows
View the complete list of roa
investor meetings or confer
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Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

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DANISCO

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28.2.2005
Share buyback in Danisco A/S

Notice no. 06/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 05/2005 of 17 February 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	174,800	359.46	62,833,178
17 February 2005	15,000	376.43	5,646,450
18 February 2005	15,000	383.15	5,747,250
21 February 2005	15,000	381.42	5,721,300
22 February 2005	15,000	376.70	5,650,500
23 February 2005	13,000	375.81	4,885,530
24 February 2005	12,500	374.87	4,685,875
25 February 2005	12,000	374.95	4,499,400
Accumulated volume under the programme	272,300	366.03	99,669,483

With the buyback of shares as stated above, Danisco owns a total of 272,300 own shares of a nominal value of DKK 20 each, corresponding to 0.55% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 200,330,517 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912

Related links

Read the press release
Need further information on
Please read the related pre:
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View the complete list of roa
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Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

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Danisco sends an e-mail ev
release major news. Regist
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investor@danisco.com

Media Relations
tel.: +45 3266 2913
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9.3.2005
Share buyback in Danisco A/S

Notice no. 07/2005

On 27 January 2005 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 300,000,000 in the period from 27 January 2005 to 30 April 2005.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, the so-called 'safe harbour method'. A maximum of 57,008 shares may be bought daily, and information about transactions under the programme will be published no later than at the end of the 7th daily trading period after the day on which transactions have been made. Please see Stock Exchange Notice no. 03/2005 of 27 January 2005.

Since our Notice no. 06/2005 of 28 February 2005, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest notice	272,300	366.03	99,669,483
28 February 2005	11,000	380.88	4,189,680
1 March 2005	13,000	382.11	4,967,430
2 March 2005	15,000	381.81	5,727,150
3 March 2005	12,000	383.06	4,596,720
4 March 2005	12,500	380.65	4,758,125
7 March 2005	11,000	386.54	4,251,940
8 March 2005	12,000	381.03	4,572,360
Accumulated volume under the programme	358,800	369.94	132,732,888

With the buyback of shares as stated above, Danisco owns a total of 358,800 own shares of a nominal value of DKK 20 each, corresponding to 0.72% of the total number of issued shares of 49,688,552 shares.

An amount of DKK 167,267,112 remains to be used under the programme.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations
tel.: +45 3266 2912
investor@danisco.com

Related links

Read the press release
Need further information on
Please read the related pre:
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Road shows
View the complete list of roa
investor meetings or confer
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Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
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General presentations

Here, you will find general presentations of Danisco. It provides an overview of Danisco's activities and is therefore often used at introductory meetings.

Presentation	
General presentation, March 2004	PDF file (2 Mb)
General presentation, January 2004	PDF file (2 Mb)
General presentation, September 2003	PDF file (3,2 Mb)
General presentation, June 2003	PDF file (3,7 Mb)
General presentation, March 2003	PDF file (3,2 Mb)
General presentation, January 2003	PDF file (3,2 Mb)
General presentation, September 2002	PDF file (2,2 Mb)
General presentation, July 2002	PDF file (5,3 Mb)

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Danisco Presentation 2004

DANISCO
First you add knowledge...


www.danisco.com
Slide 1
Danisco proudly sponsors Royal Danish Ballet
Roadshow March/April 2004
The Nutcracker
Choreography: Alexei Ratmansky
Set and costume design: Mikael Melbye
Caroline Cavallo
Photographer: Martin Mydtskov Rønne

Forward – looking statements

DANISCO
First you add knowledge...

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products.

Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

Mission

To accommodate consumer demand for healthy, safe and tasty food

Vision

Danisco wants to be the leading supplier of ingredients to the global food industry

Strategy

Danisco's strategy is to expand through:

- organic growth
- acquisitions
- research and development

DANISCO
First you add knowledge...

Danisco in numbers (2002/03)

Net sales: ingredients and sweeteners **DKK 8.6 billion**

Net sales: sugar **DKK 8.1 billion**

0% 20% 40% 60% 80% 100%

■ Ingredients and Sweeteners □ Sugar


DANISCO
DE DANSKE SUKKERFABRIKKER

Net sales:	16,551
EBITA:	2,316
Invested capital:	19,464
Operating margin (EBITA):	14%


Group Sales and EBITA-margin
DANISCO
First you add knowledge...
www.danisco.com
Slide 5
(DKK million)
(%)
30000
25000
20000
15000
10000
5000
0
16
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
02/03
Net sales
EBITA margin

DANISCO
First you add knowledge...

Strategy

Danisco Ingredients	Danisco Sugar
One company - one source - many solutions Profitable growth	Stable cash-flow generator Efficient production
Market leader Global presence Proven track record Strong knowledge-base	Market leader Regional presence Proven track record EU – sugar regime


DANISCO
First you add knowledge...
Ingredients & Sweeteners (2002/03)
www.danisco.com
Slide 7
47%
36%
17%
0%
20%
40%
60%
80%
100%
Texturant products
Speciality products
Sweeteners
Net sales: 8,651
EBITA: 1,335
Invested capital: 10,754
Operating margin (EBITA): 15%

The knowledge provider

DANISCO
First you add knowledge...

www.danisco.com

Slide 8


Emulsifiers
Functional systems
Sugar
Texture, health
Texture
Stabiliser
Textural
Ingredients
Taste
Customers:
Dairy
Beverage
Ice cream
Bakery
etc
Stabiliser
Nutri-
tion
Taste
Animal
Nutrition
Taste, health
Processing
aid, shelf life.
preservation
Flavours
Sweeteners
Specialities



Food ingredients value chain

DANISCO
First you add knowledge...

www.danisco.com

Raw materials, sources → Technologies → Food Ingredients → Processed food

Raw materials, sources	Technologies	Food Ingredients

• Plants,
• Micro-organisms,
• Animal fats
• Processing aids
	• Separation
	  • Extraction,
	  • Distillation
	• Drying
	• Blending
	• Fermentation
		• Texture
		• Health & nutrition
		• Taste & flavour,
		• Processing aid,
		• Preservation,
		• Shelf life


100
80
60
40
20
XYLITOL
hummel

What does Danisco mean by food ingredients?

DANISCO
First you add knowledge...


www.danisco.com
Slide 10

	Content	Price
Functional systems	**0.3-0.5%**	**3%**
Flavour	**0,1%**	**3%**
Fat	4.5%	45%
Dried milk	5.0%	36%
Sugar	6.3%	13%
Water	33.4%	0%
Air	50.0%	0%

What are ingredients?

DANISCO
First you add knowledge...



www.danisco.com
Slide 11
Milk
Sugar
Beets
Stabiliser
Locust bean gum
Wood
Carageenan
Seaweed
Taste
Vanilla
Bush
Emulsifier
Palm oil
Palm trees

Food ingredients
- world market

DANISCO
First you add knowledge...

28%
35%
10%
27%

0%
20%
40%
60%
80%
100%

Texturant Ingredients
Specialities
Sweeteners
Other

World market USD 22 bn average annual growth rate 2 - 4% p.a.


The Food NPD cycle
Average life cycle new products
DANISCO
First you add knowledge...
www.danisco.com
Slide 13
2001
2.1 years
Estimate 2006
1.3 years
Reuters Business Insight 2001

Organic growth

DANISCO
First you add knowledge...


www.danisco.com
Slide 14
Consumer demand
GDP growth in emerging markets
Demographic changes
Functional food
Convenience food
Organic growth
In-house R&D, approx DKK 450 m/year
Danisco Venture R&D, DKK 500 million
Genencor R&D, USD 20 million
Danisco's R&D budgets



Research and development costs
in % of net sales for 2002/03
DANISCO
First you add knowledge...
www.danisco.com
Slide 15
Group
2.7
Sugar
1.4
Ingredients &
Sweeteners
4.2
0
1
2
3
4
5
(%)


Trends in preparation of meals
DANISCO
First you add knowledge...
www.danisco.com
Slide 16
1998
50 %
50 %
USD 738 billion.
1988
45 %
55 %
USD 485 billion.
1978
39 %
61 %
USD 247 billion.
0
20
40
60
80
100
Outside the home
At home
Every year, 1% of EU food spent switches to the 'Outside the home' channel
The 'food service' market is highly fragmented, but 'fast food' and 'institutional' catering outlets continue to gain share

Food manufacturing value-added versus GDP/ capita

DANISCO
First you add knowledge...


Food manufacturing value-added/ capita
800
600
400
200
0
0
5000
10000
15000
20000
25000
30000
35000
GDP/ capita
Japan
Spain
France
Germany
USA
Cyprus
Canada
Israel
Italy
Korea
Croatia
Chile
Russia
Thailand
Mexico
Colombia
China Urban
Iran
Peru
China
Malaysia

Source: MSDW

Growth Rates – Organic growth (1992/93-2002/03)
Emerging markets vs. Mature markets



DANISCO
First you add knowledge...

	(%)
Total	9
Emerging markets	19
Mature markets	4

Growth Rates – Total growth (1992/93-2002/03)
Emerging markets vs. Mature markets


DANISCO
First you add knowledge...

Total
15
Emerging markets
19
Mature markets
13
0
5
10
15
20
25
(%)


Mature vs. emerging markets
DANISCO
First you add knowledge...
www.danisco.com
Slide 20
2002/03
1992/93
27
73
18
82
0
20
40
60
80
100
(%)
Emerging markets
Mature markets
2002/03
Net sales DKK 8.7 billion
1992/93
Net sales DKK 1.8 billion

DANISCO

First you add knowledge...

Market positions

www.danisco.com

	Emulsifiers	Functional systems	Textural ingredients	Flavourings	Food enzymes	Starter cultures	Bio-preservation	Sweeteners
Danisco (DK)	✓	✓	✓	✓	✓	✓	✓	✓
Degussa (D)	✓	✓	✓	✓	✓	✓		
Kerry/Quest (GB)	✓	✓	✓		✓	✓	✓	
CP Kelco (DK/USA)			✓					
Grünau/Cognis (D)	✓		✓					
Novozymes (DK)					✓			
Chr. Hansen (DK)				✓	✓	✓		
DSM (NL)		✓			✓	✓	✓	✓
IFF (USA)				✓				
ICI/Quest (UK)				✓				
Givaudan (CH)				✓				
Symrise (H&R/Dragoco) (D)				✓				
Danisco's position	1	1	2	8	4*	2	1	1

* Incl. Genencor no. 2

Danisco world wide
Pre-Rhodia

DANISCO
First you add knowledge...

www.danisco.com

Slide 22

Canada
Scarborough
USA
New Century, KS
St. Louis, MI
St. Joseph, MI
Thomson, IL
Milwaukee, WI
Terre Haute, IN
Closter, NJ
Ardsley, NY
Lakeland, FL

Mexico
México City
Tecomán
Guadalajara
Colombia
Santafé de Bogota
Brazil
São Paulo
Pirapozinho
Chile
Santiago
Pargua
Argentina
Buenos Aires

UK
Wellingborough
Beaminster
Redhill
Netherlands
An Uden
Barendrecht
Belgium
Louvain-La-Neuve
France
Paris
Grasse
Landerneau
Seillans
Spain
Valencia
Viladecans
Italy
Milan

Finland
Espoo
Kantvik
Kotka
Sweden
Norrköping
Norway
Bryne
Denmark
Brabrand
Copenhagen
Grindsted
Haderslev
Germany
Niebüll
Quickborn

Russia
Moscow
Poland
Poznan
Czech Republic
Smirice
Austria
Vienna
Lenzing
Croatia
Zagreb
Serbia and Montenegro
Belgrade
Hungary
Budapest

India
Haryana
Malysia
Penang
Kuala Lumpur
Singapore
Singapore
South Africa
Johannesburg
Cape Town

China
Kunshan
Shanghai
Beijing
Guangzhou
Korea
Seoul
Japan
Tokyo

Australia
Sydney
New Zealand
Auckland

Sales office
Innovation centre
Production plant

Sugar production

DANISCO
First you add knowledge...

	2003	2002	2001
Lithuania (Kedainiai, Panevezys and Kursenai)	102	107	88
Germany (Anklam)	148	145	132
Finland (Salo and Säkylä)	136	163	146
Sweden (Örtofta, Köbingebro)	416	432	402
Denmark (Nakskov, Nykøbing and Assens)	492	516	478

0 100 200 300 400 500 600
(tonnes)

Total output:
2003: 1,294,000 tonnes of sugar
2002: 1,363,000 tonnes of sugar
2001: 1,246,000 tonnes of sugar



Sugar
From growth to efficiency

DANISCO
First you add knowledge...

Strategic focus 1996-2000
Production investments

- Efficient production structure
- Fewer factories
- Technological development

- Factory investments
- DKK 1.6 billion



Strategic focus 2001-2006
Market investments

- Market focus
- Efficient logistics
- Branding
- Product & application development
- Operational excellence

- Few investments in production


Conclusion: Cash flow provider in Danisco

Sugar factories and offices

DANISCO
First you add knowledge...



www.danisco.com
Slide 25
ICELAND
NORWAY
SWEDEN
FINLAND
ESTONIA
LITHUANIA
DENMARK
GERMANY
Säkylä
Kantvik
Salo
Arlöv
Örtofta
Köpingebro
Copenhagen
Assens
Nakskov
Nykøbing
Anklam
Kursenai
Panevezys
Kedainia
Vilnius
Denmark
Sweden
Finland
Germany
Lithuania
Sales office
Head office

No price changes in EU sugar regime for more than 15 years!


DANISCO
First you add knowledge...


DKK/100 kg
600
500
400
300
200
100
0
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Sugar in bulk
Gross intervention price
A quota beet
World market

Sugar

EU Sugar regime

DANISCO
First you add knowledge...

- Quota system
  - A-quota 12,7 million tonnes sugar equals EU's sugar consumption
  - B-quota 1,8 million tonnes sugar Sold out-side EU
  - Import sugar 1,7 million tonnes of cane sugar
- Self-financed scheme
- New EU sugar beet producing countries will increase the sugar quota by almost 3 million tonnes
- Basis quotas can be changed before 1 October each year to apply with WTO
- Next revision of sugar regime 2006

Strong increase in external pressure for export of sugar to the EU

DANISCO
First you add knowledge...

Import/re-export: Balkan Regulations:
Import 2001/2002: 180,000 tonnes; 2002/2003 (March) 220,000 tonnes Potential 400,000 tonnes. Possible protection.

Import/re- export:
ACP/India: 1,290,000 tonnes t/m 30.6.2008





EU

Import/re-export:

SPS & EBA : ± 300,000 tonnes through 30.06.2006
Mols Regulations: period 1.7.2001 - 30.6.2008: quotas: 74,185 tonnes + annual 15% growth. As of 1.7.2006 - 30.6.2009 phasing out of import duties to zero rates.
Current total sugar production in EBA countries: 2,000,000 tonnes

Export:
EU quota production
± 1,100,000 tonnes.
C-sugar: ± 3,000,000 tonnes,
Depending on annual production.


www.danisco.com
Slide 29
Danisco proudly sponsors Royal Danish Ballet
Royal Danish Ballet • Season 2002/2003
John Cranko: Onegin
Gitte Lindstrøm
Photo: David Amzallag

P & L key figures 2002/03

DANISCO
First you add knowledge...

(DKK million)	2001/02	**2002/03**	Δ in %
Net sales	17,666	**16,551**	(6)
Main business areas	16,634	**16,551**	-
Ordinary EBITA			
Main business areas	2,224	**2,249**	1
EBITA	2,315	**2,316**	-
Main business areas	2,308	**2,316**	-
EBIT	1,916	**1,912**	-
Main business areas	1,909	**1,912**	-

P & L key figures 2002/03, cont.

DANISCO
First you add knowledge...

(DKK million)	2001/02	**2002/03**	Δ in %
EBIT	1,916	**1,912**	-
Financial expenses	(441)	**(372)**	16
Associates	(8)	**22**	-
Financial expenses, net	(449)	**(350)**	22
Tax on ordinary activities	(541)	**(582)**	8
Adjustment previous years	14	37	164
Tax, net	(527)	**(545)**	3
Profit on ordinary activities	940	**1,017**	8

Balance sheet

DANISCO
First you add knowledge...

(DKK million)	2001/02	**2002/03**
Goodwill	6,491	**6,190**
Fixed assets, net	8,215	**8,078**
Working capital	5,287	**5,196**
Invested capital	19,993	**19,464**
Associated undertakings	2,842	**2,561**
Other financial assets, net	369	**562**
Equity and minority interests	12,876	**11,667**
Tax	1,140	**1,481**
Interest bearing debt,net	9,182	**9,439**

Cash flow

DANISCO
First you add knowledge...

(DKK million)	2001/02	**2002/03**
Danisco's share of consolidated profit	905	**996**
Depreciation	960	**918**
Amortisation of goodwill	399	**404**
Change in working capital	(27)	**(151)**
Other adjustments	(173)	**(179)**
Cash flow from operating activities	**2,064**	**1,987**
Purchase of undertakings and activities	(863)	**(470)**
Sale of undertakings and activities	2,064	**0**
Investments	(635)	**(987)**
Paid to shareholders and share buybacks	(942)	**(1,178)**
Change in financial liabilities net	(1,688)	**648**
Diluted cash flow per share	36.99	**37.94**


Payments to shareholders
DANISCO
First you add knowledge...
www.danisco.com
Slide 34
9M 03/04
02/03
01/02
00/01
99/00
311
356
314
864
339
603
344
292
348
115
0
200
400
600
800
1,000
1,200
1,400
Dividend
Share buy back
(DKK million)

Full year CEPS – Rolling 4 Quarters


DANISCO
First you add knowledge...



DKK
50
45
40
35
30
25
20
15
10
5
0
CEPS
CEPS after CAPEX
Q1 2001/02
Q2 2001/02
Q3 2001/02
Q4 2001/02
Q1 2002/03
Q2 2002/03
Q3 2002/03
Q4 2002/03
Q1 2003/04
Q2 2003/04
Q3 2003/04

Full year CEPS/Share Price – Rolling 4 Quarters

DANISCO
First you add knowledge...


CEPS/share price
CEPS after CAPEX/share price
20 %
18 %
16 %
14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
Q1 2001/02
Q2 2001/02
Q3 2001/02
Q4 2001/02
Q1 2002/03
Q2 2002/03
Q3 2002/03
Q4 2002/03
Q1 2003/04
Q2 2003/04
Q3 2003/04


Full year CEPS/Share Price excl. GCOR and incl. AFE
– Rolling 4 Quarters
DANISCO
First you add knowledge...
www.danisco.com
Slide 37
CEPS/share price excl. GCOR & incl. AFE
CEPS after CAPEX/share price excl. GCOR & incl. AFE
25 %
20 %
15 %
10 %
5 %
0 %
Q1 2001/02
Q2 2001/02
Q3 2001/02
Q4 2001/02
Q1 2002/03
Q2 2002/03
Q3 2002/03
Q4 2002/03
Q1 2003/04
Q2 2003/04
Q3 2003/04

Sustainable Development

DANISCO
First you add knowledge...



www.danisco.com
Slide 38
Danisco proudly sponsors Royal Danish Ballet
Royal Danish Ballet • Season 2002/2003
Sir Kenneth MacMillan: Manon
Caroline Cavallo
Photo: Henrik Stenberg

DANISCO
First you add knowledge...

Why Sustainable Development in Danisco?

www.danisco.com | Slide 39

- We want to be a recognised member of society
- We believe that dialogue with our stakeholders is a must in today's business
- Today's business is based on sustainability



The value chain

DANISCO
First you add knowledge...

- Preferred Suppliers
- Supplier Auditing Procedures
- Customer Questionnaires
- Dow Jones; FTSE4Good, Storebrand and The Nordic Sustainability Index
- Network Creation
- Corporate Crisis Management

Danisco's five values

DANISCO
First you add knowledge...

We create value

We are innovative

We build competencies

We take responsibility

We believe in dialogue

News and activities – 2003/04

DANISCO
First you add knowledge...

17 June 2004	Announcement of Results for 2003/04
26 August 2004	Annual General Meeting
16 September 2004	Q1 Results 2004/05
16 December 2004	H1 Results 2004/05
17 March 2005	9M Results 2004/05

Appendices



Financial targets 1


DANISCO
First you add knowledge...

Danisco

- Maintain current capital structure assuming no acquisitions
- The return on the acquisition must exceed the WACC in the full year 3 after the acquisition

Financial targets 2

Ingredients and Sweeteners

- The target is to double sales in the period 2000-2005 by organic growth and acquisitions
- Organic growth 30-50% above market growth
- Operating margin (EBITA) > 15%
- ROAIC > 15%

Sugar

- The target is to have a stable sales
- Cash flow from operations will improve by an annual 5-6 per cent (CAGR) in 2000-2005
- ROAIC > 12%


DE DANSKE
SUKKERFABRIKKER

Ingredients & Sweeteners
Net sales by geographic segment 2002/03

DANISCO
First you add knowledge...



Rest of the world
4
Asia-Pacific
18
Latin America
8
North America
26
Eatern Europe
6
Rest of Western Europe
32
Other Nordic countries
4
Denmark
2
0
5
10
15
20
25
30
35
(%)

Ingredients
Net sales by industry 2002/03


DANISCO
First you add knowledge...

Other 17
Feed, non-foods, etc. 14
Beverages 10
Oil and fat products 7
Confectionery, condiments, ect. 9
Dairy, etc. 25
Bakeries 18
0 5 10 15 20 25 30
(%)

Danisco's sugar production 2002


DANISCO
First you add knowledge...

Lithuania (Kedainiai, Panevezys and Kursenai)
107
Germany (Anklam)
145
Finland (Salo and Säkylä)
163
Sweden (Örtofta and Köbingebro)
432
Denmark (Nakskov, Nykøbing and Assens)
516
0
100
200
300
400
500
600
(1,000 tonnes)


Danisco's EU sugar quotas in 2002
DANISCO
First you add knowledge...
www.danisco.com
Slide 49
Total
B quota
A quota
1,004
116
141
355
392
162
27
13
32
89
843
89
128
323
303
0
200
400
600
800
1000
1200
(1,000 tonnes)
Denmark
Sweden
Finland
Germany
Total

Sugar
Net sales by geographic segment



DANISCO
First you add knowledge...

Rest of the world
4
Eastern Europe
11
Other EU countries
2
Germany
5
Norway/Iceland
10
Finland
17
Sweden
28
Denmark
23
0
5
10
15
20
25
30
(%)

Sugar
Volume by industry 2002/03


DANISCO
First you add knowledge...

Industry	(%)
Retail	23
Non-food use	3
Other food stuff	8
Bakery	12
Preserves	11
Confectionery	18
Beverages	25

Axis: 0 5 10 15 20 25 30 (%)

Danisco's shareholder composition as per 30 April 2003

DANISCO
First you add knowledge...

www.danisco.com

Slide 52

Unregistered 24.5
Foreign investors 23.9
Private 12.4
Investment Funds 2.4
Foundations 0.9
Pension Funds 4.4
Banks and business undertakings 6.8
Insurance companies 4.3
LD 6.3
Danisco 3.9
Labour Market Supplementary Pension Fund (ATP) 10.2

0 5 10 15 20 25 30 (%)







whatever flavour you like – we make it

DANISC
First you add kno

Related links

Welcome to Danisco Investor Relations online

These pages are specially designed for shareholders, investors, analysts and others interested in following the financial results of Danisco A/S.

At this site, you will find our latest presentations, annual reports, notices to the stock exchange, information about Danisco's share price development and other financial data.

Please do not hesitate to contact Investor Relations if you have any questions or would like further information.

Share price

DKK 381.00	% +0.26 ↑


DKK ■ Danisco
KFX ■ DKK
385
380
375
370
320
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1 month 2/09/2005 - 03/09/2005

Updated: 03-09-2005
16:59 CET

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Direct tel.: +45 3266 292(
Mobil: +45 2149 2305

Dan Togo Jensen
Direct tel.: +45 3266 292!
Mobil: +45 4043 4397

15 February 2005
Genencor
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Commission (SEC) Filings
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Genencor

Latest financial news:



9.3.2005
Share buyback in Danisco A/S
With the buyback of shares, Danisco owns a total of 358,800 own shares of a nominal value of DKK 20 each.
read more

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